UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 30, 2025, Chi Chen tendered the resignation as a director, the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee of Global Mofy AI Limited (the “Company”), effective September 30, 2025. Chi Chen’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

Effective October 1, 2025, as approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Jie Zhang was appointed as a director, the Chair of Audit Committee, a member of Nominating and Corporate Governance Committee and a member of Compensation Committee.

The biographical information of Jie Zhang is set forth below:

Ms. Jie Zhang has served as the Head of Equity Investment at Yutai Lanshi (Beijing) Equity Investment Fund Management Co., Ltd. since January 2022. From August 2020 to January 2022, she served as a Senior Vice President at CITIC Asset Management Company (Zhongren Changying Investment Management (Beijing) Co., Ltd.), where she was mainly responsible for fund management and investment strategy. From November 2018 to July 2020, Ms. Zhang worked as a Senior Manager in the Overseas M&A Department at InterChina Consulting Beijing Representative Office, focusing on cross-border mergers and acquisitions projects. From June 2014 to October 2018, she served as an Accountant at ShineWing Certified Public Accountants. From November 2011 to May 2014, she worked in the Finance Department at the Beijing Representative Office of Baker & McKenzie. Ms. Zhang earned her Master’s degree in Applied Finance from Macquarie University in Australia and her Bachelor’s degree in Accounting from the Capital University of Economics and Business.

Jie Zhang does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Jie Zhang is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Jie Zhang. The Board has further determined that Jie Zhang qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on her education, experience, and professional background.

Pursuant to the director offer letter by and between the Company and Jie Zhang, dated October 1, 2025, (the “Director Offer Letter with Jie Zhang”), the term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. Jie Zhang is entitled to compensation of US$40,000 for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Jie Zhang, dated October 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: October 15, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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